15047738

TATES
ANGE COMMISSION
.C. 20549

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SEC FILE NUMBER
8 - 69303

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/15/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Corporate Partners Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Rockefeller Plaza, Suite 1919
(No. and Street)

New York	NY	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Boemo (212) 632-6386
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

3/6/15

OATH OR AFFIRMATION

I, David J. Boemo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corporate Partners Advisors LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CATHERINE M MASON
Notary Public - State of New York
NO. 01MA6173498
Qualified in Queens County
My Commission Expires 8/27/15

Signature

FINOP
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report Regarding Rule 15c3-3Exemption Report
- [ ] (p) Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORPORATE PARTNERS ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS:	
Cash and cash equivalents	$ 78,586
Other assets	3,841
Total assets	$ 82,427
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	8,752
MEMBER'S EQUITY:	73,675
Total liabilities and member's equity	$ 82,427

See accompanying notes to financial statements.

CORPORATE PARTNERS ADVISORS LLC

45 ROCKEFELLER PLAZA, SUITE 1919
NEW YORK, NY 10111
TEL: 212-632-6131
FAX: 212-332-5863

Securities and Exchange Commission
Office of Filings and Information Services
Registration Branch
Mail Stop 8031
101 F Street, N.E.
Washington, D.C. 20549

Re: Annual Audit Report
December 31, 2014
SEC File No. 8-69303

February 25, 2015

Gentlemen:

In accordance with Rule 17a-5(e)(3), we respectfully request that the above-referenced financial statements, exclusive of the Statement of Financial Condition, which is bound separately, be deemed confidential pursuant to the rule.

Very truly yours,

Corporate Partners Advisors LLC

David J. Boemo
FINOP

2/25/15
Date